SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                    IRSA INVERSIONES Y REPRESENTACIONES S.A.
                    ________________________________________
                                (Name of Issuer)


                     Common Stock, Ps. 1 Nominal (Par) Value
                     _______________________________________
                         (Title of Class of Securities)

                                    450047204
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Geosor Corporation

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
 Number of                                  13,704,518
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0

  Reporting                9        Sole Dispositive Power
   Person                                   13,704,518
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            13,704,518

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            7.18%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,999,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,999,250
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,999,250

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.05%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  13,704,518
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,999,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   13,704,518
    With
                           10       Shared Dispositive Power
                                            1,999,250

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            15,703,768

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            8.23%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,999,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,999,250

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,999,250

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.05%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 8 Pages


                  This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, with a Ps. 1 nominal (par) value (one Argentine peso) (the "Shares"), of IRSA Inversiones y Representaciones S.A. (the "Issuer"). This Amendment No. 7 supplementally amends the Initial Statement on Schedule 13D dated December 29, 1997 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 7 on
Schedule 13D is being filed by the Reporting Persons to report that, as a result of the recent transfer of GDSs representing Shares in a privately negotiated transaction, the number of Shares of which certain Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i)    Geosor may be  deemed  the beneficial  owner of the
13,704,518  Shares  held  for  its  account,   which  includes   1,306,430  GDSs
(approximately 7.18% of the total number of Shares outstanding).

                      (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,999,250 Shares held for the account of Quantum Realty (approximately 1.05% of the total number of Shares outstanding).

                      (iii)  Mr. Soros may  be deemed  the  beneficial  owner of
15,703,768 Shares (approximately 8.23% of the total number of Shares outstanding). This number consists of (A) the 13,704,518 Shares held for the account of Geosor and (B) the 1,999,250 Shares held for the account of Quantum Realty.

                  (b) (i)    Pursuant to the contract between Quantum Realty and
SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 1,999,250 Shares held for the account of Quantum Realty.

                      (ii) Pursuant to contract between Quantum Realty and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have the shared power to direct the voting and disposition of the 1,999,250 Shares held for the account of Quantum Realty.

                      (iii) Each of Geosor and Mr. Soros (as the sole shareholder and person ultimately in control of Geosor) may be deemed to have the sole power to direct the voting and disposition of the 13,704,518 Shares held for the account of Geosor.

                  (c) Except for the sale by Geosor on August 9, 1999 of 935,456 GDSs representing 9,354,560 Shares at a price per GDS of $30 ($3.00 per Share) in a privately negotiated transaction, there have been no transactions with respect to the Shares since July 23, 1999 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Quantum Realty.

                  (d) (i) The shareholders of Quantum Realty have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Realty in accordance with their ownership interests in Quantum Realty.

                      (ii) Mr. Soros, the sole shareholder of Geosor, has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Geosor.

                  (e) Each of SFM LLC and Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares on August 9,1999.

                                                               Page 7 of 8 Pages


         The information set forth above excludes 1,397,874 Shares (which assumes conversion of 2,500 GDSs) held for the account of Quantum Dolphin
Limited ("Quantum Dolphin"), an Isle of Man corporation. Geosor, certain SFM clients and certain Managing Directors of SFM LLC are shareholders of Quantum Dolphin. Gary Gladstein serves as a director of Quantum Dolphin and of the Issuer. An affiliate of SFM LLC (the "Affiliate") has entered into an arrangement with Consultores Asset Management, S.A. ("Consultores"), the manager of Quantum Dolphin, whereby it provides non-discretionary consulting services to Consultores. Pursuant to such arrangement, the Affiliate does not have the authority to make any management or investment decisions for Quantum Dolphin or Consultores. The Reporting Persons understand that pursuant to a separate arrangement, Consultores may be deemed to have sole voting and dispositive power with respect to Quantum Dolphin's investment in the Shares.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the account of Quantum Realty. Geosor expressly disclaims beneficial ownership of any Shares not held for its account. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of Quantum Realty and/or Geosor.

                                                               Page 8 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 13, 1999

                                  GEOSOR CORPORATION


                                  By:   /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Secretary


                                  SOROS FUND MANAGEMENT LLC


                                  By:   /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Managing Director


                                  GEORGE SOROS


                                  By:   /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact



                                  STANLEY F. DRUCKENMILLER



                                  By:   /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact